UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13D
(Rule 13d-101)

Amendment
(Final)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

O’Charley’s Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

Matthew Mark
JET CAPITAL INVESTORS, L.P.
667 Madison Avenue, 9th Floor
New York, New York 10021
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      December 11, 2006
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)
(Page 1 of 13 Pages)

CUSIP No. 670823103	13D	Page 2 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 505,776
	8	SHARED VOTING POWER 639,191
	9	SOLE DISPOSITIVE POWER 505,776
	10	SHARED DISPOSITIVE POWER 639,191
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,967
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 3 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Arbitrage & Event Fund I, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,902
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 79,902
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,902
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 4 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 249,396
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 249,396
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 249,396
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 5 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Offshore Fund, LTD I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,478
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 176,478
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,478
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 670823103	13D	Page 6 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Management, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 329,298
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 329,298
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 329,298
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 670823103	13D	Page 7 of 13 Pages
1		NAMES OF REPORTING PERSONS Alan Cooper I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,144,967
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,144,967
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,967
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 670823103	13D	Page 8 of 13 Pages
1		NAMES OF REPORTING PERSONS Matthew Mark I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,144,967
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,144,967
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,967
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14		TYPE OF REPORTING PERSON IN

Amendment No. 5 to
Schedule 13D
(Final)

This Amendment No. 5 amends the Schedule 13D filed with the Securities and Exchange Commission on May 22, 2006, as amended by that certain Amendment No. 1 filed on June 19, 2006, that certain Amendment No. 2 filed on October 10, 2006, that certain Amendment No. 3 filed on October 20, 2006 and that certain Amendment No. 4 filed on November 29, 2006 (together, the “Statement”), by and on behalf of Jet Capital Investors, LP (“Jet Capital”), Jet Capital Arbitrage & Event Fund I, LP (“Jet Arbitrage”), Jet Capital Concentrated Fund, LP (“Jet Concentrated”), Jet Capital Concentrated Offshore Fund, LTD (“Jet Offshore”), Jet Capital Management, L.L.C., Alan Cooper and Matthew Mark with respect to the common stock, no par value per share (the “Common Stock”), of O’Charley’s Inc., a Tennessee corporation (the “Company”).

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Statement are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,144,967 shares of Common Stock, representing approximately 4.9% of the outstanding Common Stock.1  Jet Arbitrage beneficially owns 79,902 of such shares, representing approximately 0.3% of the Common Stock outstanding, Jet Concentrated beneficially owns 249,396 of such shares, representing 1.1% of the Common Stock outstanding, Jet Offshore beneficially owns 176,478 of such shares, representing 0.8% of the Common Stock outstanding and Jet Management L.L.C. beneficially owns an aggregate of 329,298 of such shares, representing 1.4% of the Common Stock outstanding. A total of 639,191 of such shares, representing approximately 2.7% of the Common Stock outstanding, are held in the Managed Accounts.

(c) Since November 28, 2006, the Reporting Persons have disposed of shares of Common Stock in the open market as set forth on Schedule I hereto. Except as set forth on Schedule I or in the Statement, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(e) As of December 11, 2006, the Reporting Persons cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding. The Reporting Persons do not intend to further amend the Statement to report future activity in the Common Stock, except as may be required by law.

-----------------------------
1 Based on 23,347,097 shares of Common Stock outstanding on November 3, 2006, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2006.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  December 13, 2006

JET CAPITAL INVESTORS, LP
By: Jet Capital G.P. L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL ARBITRAGE & EVENT FUND I, LP
By:  Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

JET CAPITAL CONCENTRATED FUND, L.P.
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Director

JET CAPITAL CONCENTRATED OFFSHORE FUND, LTD
By:

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Director

JET CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

Alan Cooper
/s/ Alan Cooper

Matthew Mark
/s/ Matthew Mark

SCHEDULE I

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by Jet Capital Arbitrage & Event Fund I, LP since November 28, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

11/28/2006	1,637	20.63	33,767
11/29/2006	1,637	20.54	33,625
11/30/2006	52	20.18	1,049
12/04/2006	1,637	21.99	36,002
12/05/2006	1,637	21.86	35,783
12/06/2006	1,637	21.72	35,558

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by Jet Capital Concentrated Fund, LP since November 28, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

11/28/2006	5,111	20.63	105,425
11/29/2006	5,111	20.54	104,983
11/30/2006	164	20.18	3,309
12/04/2006	5,111	21.99	112,403
12/05/2006	5,111	21.86	111,720
12/06/2006	5,111	21.72	111,019

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by Jet Capital Concentrated Offshore Fund, Ltd since November 28, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

11/28/2006	3,616	20.63	74,587
11/29/2006	3,616	20.54	74,275
11/30/2006	116	20.18	2,340
12/04/2006	3,616	21.99	79,525
12/05/2006	3,616	21.86	79,041
12/06/2006	3,616	21.72	78,545

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated in the Managed Accounts since November 28, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

11/28/2006	14,636	20.63	301,898
11/29/2006	14,636	20.54	300,633
11/30/2006	468	20.18	9,442
12/04/2006	14,636	21.99	321,881
12/05/2006	14,636	21.86	319,924
12/06/2006	14,636	21.72	317,916
12/07/2006	25,000	21.55	538,763
12/08/2006	25,000	21.47	536,818
12/11/2006	25,000	21.36	534,051